February 26, 2014

Via EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Behringer Harvard Multifamily REIT I, Inc.

Form 10-K for the year ended December 31, 2012

Filed on March 1, 2013

File No. 000-53195

Dear Mr. Woody:

On behalf of Behringer Harvard Multifamily REIT I, Inc. (the “Company”), I am writing in response to comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”)  with respect to the Company’s Form 10-K, as set forth in the Commission’s letter dated February 21, 2014.  The headings and comment number below correspond to the headings and comment number referenced in the Commission’s letter.  In addition, for your convenience, we have reproduced the text of your comments in this letter and included our responses directly below each comment.

Form 10-K for the fiscal year ended December 31, 2012

Financial Statements

Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-10

4. Business Combinations, Page F-17

1.              We note your response to our prior comment 9. Please clarify how the guidance in Rule 3-14 of Regulations S-X was considered as it relates to your consolidation of the BHMP CO-JVs and MW CO-JVs in December 2011.

Response:  In considering the guidance in Rule 3-14 of Regulation S-X (“Rule 3-14”) as it relates to our consolidation of the BHMP CO-JVs and MW CO-JVs (collectively the “BHMP/MW Consolidation”) we note that the transaction did not require any incremental investment nor a change to our ownership interest, rather the BHMP/MW Consolidation was required as a result of the restructuring of certain governance documents and the rights of each partner.  As no additional investment occurred and there was no change to our ownership interest, we concluded there was no acquisition under Rule 3-14.

The Company acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As we are finalizing our 2013 Form 10-K, we would appreciate your timely response.  If you need any additional information, or if we can be of any further assistance, please call me at (214) 365-7183.  My direct fax is (214) 655-1610.

Sincerely,

/s/ Howard S. Garfield
Howard Garfield
Chief Financial Officer

cc:  Daniel J. Rosenberg

General Counsel — Securities and Risk Management